EXHIBIT 2

SCHEDULE A

	Transaction	Nature of		Weighted Average Price	Price Range
Name	Date	Transaction	Quantity	Per Share*	Minimum	Maximum
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	2,995	$105.2593	$104.79	$105.78
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	2,204	$106.1223	$105.79	$106.7449
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	1,096	$107.2576	$106.8204	$107.7804
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	507	$108.966	$107.8784	$108.8784
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	366	$110.3556	$109.9	$110.58
NEA Investment Holdings CF, LLC	January 15, 2026	Open Market Sale	409	$111.9146	$111.5827	$112.175

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.